Filed by Managed Portfolio Series (SEC File No. 333-262082)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Kensington Managed Income Fund / Kensington Dynamic Growth Fund
SEC File No. 811-22756

Dear Kensington Shareholder,
You are an owner of either Kensington Dynamic Growth (KAGIX) or Kensington Managed Income (KAMIX), or both, of the Kensington Asset Management family of mutual funds.
Recently you were mailed a proxy for a change to the funds, and you have likely received phone calls regarding it as well. I know these solicitations can be annoying. The good news is when you vote your shares, they stop contacting you.

There may be ways you can vote your shares via:

•PHONE: You can vote by phone by calling the proxy firm, Okapi Partners at (844) 343-2643
•EMAIL:  You can email your vote to kensington@okapipartners.com providing your name, address and how you want to vote (“FOR”, “AGAINST”, or “ABSTAIN”)
•INTERNET: If you have your control number from the proxy card you received by mail you can vote at the website on that card

Again, you would vote “FOR”, “AGAINST”, or “ABSTAIN” to the following:

“To approve an Agreement and Plan of Reorganization by and between Advisors Preferred Trust (the "Target Trust") and Managed Portfolio Series (the "Acquiring Trust") which provides for the reorganization of the above-mentioned Fund (the "Target Fund") into a newly created series within the Acquiring Trust (the “Acquiring Fund”), providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of the Acquiring Fund; (b) the distribution of such shares to the shareholders of the Target  Fund; and (c) the liquidation and termination of the Target  Fund.”

The Board of Trustees for the Funds recommends a vote “FOR” Proposal 1.

This change includes the following highlights as part of the re-organization:

•The expense ratio of each class of the new funds is expected to be lower than the expense ratio of the corresponding classes of the current funds
•Instituted breakpoints in an effort to lower the management fee.
•Kensington has agreed to limit the operating expenses of the new funds at a level that is lower than the current cap on the current funds for a period extending for two years following the Reorganization
•Kensington will pay all costs associated with the Reorganization

If you have any questions, please let me know.

Many Thanks,